Exhibit 21

SERVOTRONICS, INC.

SUBSIDIARIES OF

REGISTRANT

Name and address of each member	Employer ID No.

Servotronics, Inc. P.O. Box 300 Elma, New York 14059-0300	16-0837866

Ontario Knife Company 26 Empire Street Franklinville, New York 14737	16-0578540

Queen Cutlery Company 507 Chestnut Street Titusville, Pennsylvania 16354	25-0743840

G.N. Metal Products, Inc. P.O. Box 300 Elma, New York 14059-0300	16-0964682

SVT Management, Inc. P.O. Box 300 Elma, New York 14059-0300	16-1037766

MRO Corporation P.O. Box 300 Elma, New York 14059-0300	16-1230799

TSV ELMA, Inc. P.O. Box 300 Elma, New York 14059-0300	16-1415699

87 South Main Corp. P.O. Box 300 Elma, New York 14059-0300	20-2776383

King Cutlery, Inc. P.O. Box 300 Elma, New York 14059-0300	33-1112061

TSV Franklinville, Inc. P.O. Box 300 Elma, New York 14059-0300	52-2364297

Aero Metal Products P.O Box 300 Elma, New York 14059-0300	27-1143686